UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012 (Report no. 1)

Commission File Number: 000-30820

TIKCRO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

16 Ha'tidhar Street, P.O.B. 4131, Ra'anana 43652, Israel, c/o CFO Direct Ltd.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ X ]             Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [    ]        No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

Results of 2011 Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders of the Registrant held on December 29, 2011, the shareholders approved the proposals to reelect Eric Paneth and Izhak Tamir to the board of directors and to reappoint Kost Forer, Gabbay and Kasierer, a member of Ernst & Young, as independent auditors.  Prior to the meeting the proposals regarding amendments to the articles of association and indemnification agreements were removed from the agenda of the meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIKCRO TECHNOLOGIES LTD.

 By:/s/ Aviv Boim
Date: January 3, 2012	Aviv Boim